SECOND AMENDMENT TO
FUND ACCOUNTING AGREEMENT

WHEREAS, The Investment House Funds, an Ohio business trust (the "Trust"), and Ultimus Fund Solutions, LLC ("Ultimus"), an Ohio limited liability company, have entered into a Fund Accounting Agreement originally dated as of December 17, 2001and any amendments thereto (the "Agreement");

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective October 1, 2015, the Trust and Ultimus agree to amend the Agreement as follows:

1. Schedule B of the Agreement is hereby amended as follows:

FEES AND EXPENSES

FEES:

Ultimus shall be entitled to receive a fee from the Trust on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to each Portfolio as follows:

Base fee per year = $36,000, ($3,000 per month), plus

Asset based fee of:

Average Daily Net Assets	Asset Based Fee
First $500 million	.010%
In excess of $500 million	.005%

The above base fee assumes one class of shares.  For a Portfolio that offers more than one class of shares, the base fee is $42,000 (two classes) or $48,000 (three classes).

The forgoing fees include 100 portfolio trades per month (exclusive of daily cash investments).  For Portfolios with more than 100 trades in a month, Ultimus will charge $5.00 for each trade in excess of 100.

For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges each Portfolio a fee of $250 per month.

OUT-OF-POCKET EXPENSES:

The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in Section 4 of this Agreement.

2. Except as amended hereof, the Agreement shall remain in full force and effect.

Executed this 1st day of October, 2015.
By: /s/ Timothy J. Wahl_____________
Title: President

ULTIMUS FUND SOLUTIONS, LLC
By: /s/ Robert G. Dorsey____________
Title: President